Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of News Corporation for the exchange offer of $1 billion of 4.50% Senior Notes due 2021 and $1.5 billion of 6.15% Senior Notes due 2041 and to the incorporation by reference therein of our reports: (i) dated August 6, 2010 (except for Note 19, as to which the date is November 3, 2010), with respect to the consolidated financial statements of News Corporation included in its Current Report on Form 8-K filed on November 3, 2010, and (ii) dated August 6, 2010 with respect to the effectiveness of internal control over financial reporting of News Corporation included in its Annual Report (Form 10-K) for the year ended June 30, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
New York, New York

May 4, 2011